

March 4, 2011

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc.
2101 W. Commercial Blvd. Suite 3500
Ft. Lauderdale, FL 33309

> **Re:** **OmniComm Systems, Inc.**
> **Form 10-K/A Am. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed October 5, 2010**
> **Form 10-Q/A Am.1 for Quarter Ended June 30, 2010**
> **Filed October 27, 2010**
> **File No. 000-25203**

Dear Mr. Wit:

We have reviewed your response letter dated February 14, 2011 and have the following comments.

Form 10-K/A Am.1 for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 43

1. We note your response to prior comment one of our letter dated January 21, 2011 and await the filing of your Amended Annual Report on Form 10-K for the year December 31, 2009.

General

2. We could not locate your responses to prior comments three and four of our letter dated January 21, 2011. Please confirm to us you will provide the corresponding revised disclosures in future filings as we previously requested.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief